Getty Images, Inc.

601 N. 34th Street

Seattle, Washington 98103

December 14, 2004

Division of Corporate Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Getty Images, Inc.
Registration Statement on Form S-4 (File No. 333-120122)
Schedule TO-I

Ladies and Gentlemen:

On behalf of Getty Images, Inc., a Delaware corporation (the “Company”), I hereby acknowledge with respect to the above-referenced filings that:

1.    the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.    Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking action with respect to the filings; and

3.    the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

GETTY IMAGES, INC.

/s/ JEFFREY L. BEYLE
Jeffrey L. Beyle Senior Vice President and General Counsel